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                             April 27, 2023

       Rick Gaenzle
       Chief Executive Officer
       Perception Capital Corp. II
       315 Lake Street East, Suite 301
       Wayzata, MN 55391

                                                        Re: Perception Capital
Corp. II
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            File No. 001-40976

       Dear Rick Gaenzle:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Exhibits 31.1 and 31.2, page E-31

   1.                                                   The certifications
filed as Exhibits 31.1 and 31.2 do not include the introductory language in paragraph 4 and
paragraph 4(b) referring to internal control over financial reporting.
                                                        Please amend your
filing to include the certifications exactly as set forth in Item
                                                        601(b)(31) of
Regulation S-K. Refer to Question 246.13 of the Regulation S-K C&DIs.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Rick Gaenzle
Perception Capital Corp. II
April 27, 2023
Page 2

       You may contact Nudrat Salik at (202) 551-3692 or Al Pavot at (202) 551-3738 with any questions.



                                                         Sincerely,
FirstName LastNameRick Gaenzle
                                                         Division of
Corporation Finance
Comapany NamePerception Capital Corp. II
                                                         Office of Industrial
Applications and
April 27, 2023 Page 2                                    Services
FirstName LastName